SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 25, 2017

1. DATE AND TIME: August 25, 2017, at 10:00 a.m. 2. PLACE: at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, in the Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in editions of newspaper “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] and newspaper “O Correio da Bahia” dated July 26, 27 and 28, 2017 (“Call Notice”). 4. ATTENDANCE: Shareholders representing 97.80% of the Company’s voting capital, as verified (i) by the signatures placed on the “Shareholders’ Attendance Book”; and (ii) by the valid remote voting bulletins received by means of the Central Depository of B3 S.A. - Brasil, Stock Exchange, Over-the Counter Market, or bookkeeping agent for the shares issued by the Company, pursuant to CVM regulations. The presence of shareholders representing 45.60% of the preferred shares of the Company’s share capital, as per the signatures contained in the “Shareholders’ Attendance Book” and the valid remote voting bulletins received by means of Central Depository of B3 or the bookkeeping agent for the shares issued by the Company, pursuant to CVM regulations. 5.PRESIDING BOARD COMPOSITION: Chairman: Henrique Vargas Beloch; and Secretary: Alessandra Ordunha Araripe, chosen as established in article 16, paragraph 3 of the Bylaws of the Company. 6. AGENDA: Reading was waived by all the attending shareholders. 7. RESOLUTION: After reading of the consolidated voting map of the votes cast through remote voting bulletins, which was at the disposal of the attending shareholders for consultation, pursuant to article 21-W, paragraph 4 of CVM Ruling No. 481/2009, as proposed by the Chairman, the attending shareholders authorized the drafting of the minutes related to this Extraordinary General Meeting in summary form, as well as its publishing without the signatures of the attending shareholders, pursuant to article 130 of the Corporation Law. The matters set out in the Agenda were put to discussion and voting, and the following resolutions were taken: 7.1. to approve, by majority of vote, without any qualifications or exceptions, having computed 441,726,343 favorable votes, no dissenting votes, and 3,565 abstentions, the election of Mr. Gilberto Braga, Brazilian citizen, married under the partial property ruling, Economist, bearer of Identity Card RG No. 04722037-1 DETRAN/RJ, enrolled in the Individual Taxpayer’s Register (CPF) under No. 595.468.247-04, resident and domiciled in Rio de Janeiro/RJ, with business address at Rua Uruguaiana, nº 39, 18º andar, Centro, Rio de Janeiro/RJ, CEP 20050-093, as full member of the Fiscal Board of the Company, in replacement of Mr. Aluízio da Rocha Coelho Neto, who resigned from the position, as per the letter of resignation filed at the Company’s headquarters. The full member elected herein shall complete the remainder term of office in course, which will end at the time the Ordinary General Meeting is held to review the managers’ accounts for the fiscal year ending on December 31, 2017, and shall be invested in office within 30 days as of this date. Further, the board member elected herein declared, for all due purposes: (i) in articles 162 and 147 of the Corporation Law and in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that the member elected herein is not prevented from trading or administering a commercial company due to a criminal conviction; and (ii) CVM Ruling No. 358/02, as required by such ruling; which are filed at the Company’s headquarters. Due to the election resolved upon above, the Fiscal Board shall have the following composition: FULL MEMBERS: CHARLES RENÉ LEBARBENCHON, ISMAEL CAMPOS DE ABREU, GILBERTO BRAGA, MARCOS ANTÔNIO ZACARIAS and CRISTIANO GADELHA VIDAL CAMPELO. RESPECTIVE ALTERNATE MEMBERS: MARCOS GALEAZZI ROSSET, IVAN SILVA DUARTE, CRISTIANE DA ROCHA RIBEIRO DE SOUZA and ALEXANDRE ANTONIO GERMANO BITTENCOURT. 7.2. to record that, prior to the start of discussions on the other items of the agenda, shareholder PETRÓLEO BRASILEIRO S/A – PETROBRAS (“PETROBRAS”), through its legal representative present, asked for the floor and requested the removal from the agenda of this Extraordinary General Meeting, of the matters contained in items “ii”, “iii” and “iv” of the Call Notice, as the PETROBRAS internal governance formalities and procedures are still being implemented with respect to such matters. After the proposal from shareholder PETROBRAS was put to discussion, the attending shareholders decided to approve, by majority of votes, without any qualifications or exceptions, having computed 215,391,652 favorable votes, no dissenting votes, and 226,334,623 abstentions (referring to the interests of the controlling shareholder Odebrecht Serviços e Participações S.A. and shareholder Odebrecht S.A.), the removal from the agenda of this Extraordinary General Meeting, the matters set out in items “ii”, “iii” and “iv” of the Call Notice. 8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended, these minutes were drawn up, which, after read, discussed and

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 25, 2017

found to be in order, are signed by the attending Shareholders that constituted the necessary quorum for the validity of the deliberations that are the subject matter of this General Meeting.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 25, 2017

Camaçari/BA, August 25, 2017.

Presiding Board:

_________________________________ Henrique Vargas Beloch Chairman	_________________________________ Alessandra Ordunha Araripe Secretary

Attending Shareholders:

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.

(by Lauro Augusto Passos Novis Filho)

ODEBRECHT S.A.

(by Lauro Augusto Passos Novis Filho)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(by Eduardo Belotti Paes de Figueiredo)

GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES

HAGOP GUEREKMEZIAN

REGINA NIETO MOTTA GUEREKMEZIAN

KATHLEEN NIETO GUEREKMEZIAN

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 25, 2017

KAROLINE GUEREKMEZIAN VELLOSO

HAGOP GUEREKMEZIAN FILHO

(by Andre Eduardo Dantas)

Remote Voting Bulletin

CONTRARIAN EMERGING MARKETS, L.P.

OPPENHEIMER GLOBAL REVENUE ETF

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON AUGUST 25, 2017

EXHIBIT 1

Final Voting Summary Chart related to the Extraordinary General Meeting

Number	Deliberation	Favorable	%	Against	%	Abstention	%
Deliberation 1	Replacement of one (1) full member of the Company’s Fiscal Board, indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017; Candidate - Gilberto Braga	441,726,343	99.999%	-	0.0%	3,565	0.001%
Deliberation 2	Removal, from the agenda of this Extraordinary General Meeting, of the matters set out in items “ii”, “iii” and “iv” of the Call Notice.	215,391,652	48.8%		0.0%	226,334,623	51.2%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.